Filed by Affiliated Managers Group, Inc.

pursuant to Rule 425 under

the Securities Act of 1933, as amended

Subject Company: Highbury Financial Inc.

(Commission File No. 000-51682)

999 18th Street, Suite 3000

Denver, CO 80202

Tel:	(303) 357-4802
Fax:	(303) 893-2902

Highbury Financial Inc. Announces Definitive Merger Agreement

with Affiliated Managers Group, Inc.

DENVER, CO, December 14, 2009 - Highbury Financial Inc. (“Highbury”) (OTCBB: HBRF, HBRFW, HBRFU) and Affiliated Managers Group, Inc. (“AMG”) (NYSE: AMG) have entered into a definitive merger agreement whereby AMG will acquire Highbury.  Under the terms of the agreement, AMG would issue an aggregate of up to 1,748,879 shares of AMG common stock in exchange for all of the outstanding equity of Highbury. In addition, shortly before the closing, which is expected to occur in the second quarter of 2010, Highbury expects to pay a special cash dividend to its common and preferred stockholders in an aggregate amount equal to its working capital in excess of $5 million.  Assuming an April 30, 2010 closing, this special dividend is estimated to be in the range of $0.34 to $1.09 per Highbury share (calculated including the shares of Highbury’s Series B Convertible Preferred Stock on an as converted basis) depending on the number of outstanding warrants of Highbury exercised prior to closing.  Based on an AMG stock price of $66.90 (which was determined using the average closing sales price of AMG shares over the 25 trading days ending December 11, 2009) the transaction values the Highbury common stock at $6.10 to $6.33 per share depending on the number of outstanding warrants of Highbury exercised prior to closing, although the actual value will depend on the AMG stock price at the time of the closing.

Pursuant to the agreement, the number of AMG shares to be issued in the merger may be reduced if the aggregate revenue run rate for Aston Asset Management LLC, Highbury’s wholly-owned principal operating subsidiary, at the end of the month prior to closing is less than 90% of the aggregate revenue run rate calculated as of November 30, 2009, excluding the impact of market movement between those dates.

Richard S. Foote, Highbury’s President and Chief Executive Officer, stated, “We evaluated a number of strategic alternatives to maximize the value of Highbury for our stockholders, and we believe the transaction with AMG best provides Highbury stockholders with current value and the ability to continue to participate in the asset management industry through the ownership of AMG stock.”

The transaction has been approved by the boards of directors of Highbury and AMG, following, in the case of Highbury, the recommendation of the independent special committee of its board of directors, and is subject to the approval of both Highbury stockholders and Aston mutual fund shareholders, as well as other customary closing conditions and regulatory approvals.  Stockholders holding approximately 30% of Highbury’s outstanding common stock, assuming conversion of outstanding shares of Highbury’s Series B Convertible Preferred Stock, have entered into voting agreements with AMG to vote in favor of the merger.  The transaction is intended to be tax-free with respect to the AMG common stock to be received in the transaction by Highbury stockholders.

Where to Find Additional Information

Highbury and AMG intend to file with the Securities and Exchange Commission (the “SEC”) a joint registration statement and proxy statement, which will contain a prospectus relating to the securities AMG intends to issue in the proposed merger and a preliminary proxy statement in connection with the proposed merger, and Highbury intends to mail a definitive proxy statement and other relevant documents to Highbury stockholders. Stockholders of Highbury and other interested persons are advised to read, when available, Highbury’s preliminary proxy statement, and amendments thereto, and definitive proxy statement in connection with Highbury’s solicitation of proxies for the special meeting to be held to approve the merger because these proxy statements will contain important information about AMG, Highbury and the proposed merger. The definitive proxy statement will be mailed to stockholders as of a record date to be established for voting on the merger. Stockholders will also be able to obtain a copy of the preliminary and definitive proxy statements, without charge, once available, at the SEC’s Internet site at http://www.sec.gov or by directing a request to: Highbury Financial Inc., 999 Eighteenth Street, Suite 3000, Denver, CO 80202, Attention: Corporate Secretary, Tel: (303) 357-4802.

Highbury and its directors and executive officers may, under SEC rules, be deemed to be participants in the solicitation of proxies from Highbury’s stockholders in connection with the special meeting to be held to approve the merger. Additional information concerning Highbury’s directors and executives officers, including information regarding Highbury’s directors’ and officers’ beneficial ownership of Highbury common stock and preferred stock, will be included in the preliminary and definitive proxy statements filed with the SEC when the preliminary and definitive proxy statements become available.

2009 Annual Meeting

Additional information relating to Highbury’s director nominees and its 2009 annual meeting is included in the Definitive Proxy Statement filed with the SEC on November 24, 2009.  The Definitive Proxy Statement and any other documents filed by Highbury with the SEC may be obtained free of charge at the SEC’s web site at http://www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the Commission by Highbury on the “Investor Information” pages of Highbury’s website at http://www.highburyfinancial.com, or by contacting Richard S. Foote at (212) 688-2341. Investors and security holders should read the proxy statement and the other relevant materials when they become available before making any voting or other decision with respect to the 2009 annual meeting.  Highbury and its directors and executive officers may, under SEC rules, be deemed to be participants in the solicitation of proxies from Highbury’s stockholders in connection with the 2009 annual meeting of stockholders. Additional information concerning Highbury’s directors and executives officers is included in the Definitive Proxy Statement filed with the SEC.

Cautionary Statements Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed merger between AMG and Highbury, other statements relating to future results, strategy and plans of AMG and Highbury (including certain projections and business trends, and statements which may be identified by the use of the words “may”, “intend”, “expect” and like words) and statements relating to the amount of the special dividend constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. For AMG, these risks and uncertainties include, but are not limited to changes in the securities or financial markets or in general economic conditions, the availability of equity and debt financing, competition for acquisitions of interests in investment management firms, the ability to close pending investments, the investment performance of AMG’s affiliates and their ability to effectively market their investment strategies and other risks detailed from time to time in AMG’s filings with the SEC. For Highbury, factors include, but are not limited to: the successful combination of Highbury with AMG’s business, the ability to retain key personnel and the ability to achieve stockholder and regulatory approvals and to successfully close the transaction. Additional information on other factors that may cause actual results and Highbury’s performance to differ materially is included in Highbury’s periodic reports filed with the SEC, including but not limited to Highbury’s Form 10-K for the year ended December 31, 2008 and subsequent Forms 10-Q. Copies may be obtained by contacting Highbury or at the SEC’s web site at http://www.sec.gov. Highbury cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. These forward-looking statements are made only as of the date hereof, and Highbury undertakes no obligations to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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